JANONE INC.

325 E. Warm Springs Road, Suite 102

Las Vegas, Nevada 89119

November 19, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:JanOne Inc.

Request to Withdraw Registration Statement on Form S-3

File No. 333-248914

CIK No. 0000862861

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), JanOne Inc. (the “Company”) hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-248914), initially filed with the Securities and Exchange Commission (“SEC”) on September 18, 2020, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement as it has been determined that the Company’s eligibility for use of the Form S-3 will recommence as of December 1, 2020, and, therefore, the Company does not intend to continue with the registration process utilizing the Registration Statement.  The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is the Company’s understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within 15 days after such date, the Company receives notice from the SEC that this request will not be granted.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Michael J. Stein, corporate secretary at 702-997-5968, or Randolf Katz of Clark Hill PLC at 213-417-5310.

Thank you for your courtesy in this matter.

Very truly yours,

/s/ Tony Isaac

Tony Isaac

Chief Executive Officer

cc:Clark Hill PLC